Appendix 3Y

Change of Director’s Interest Notice

EXHIBIT 99.3

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity NOVONIX LIMITED
ABN 54 157 690 830

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ANTHONY BELLAS
Date of last notice	29 April 2024

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	A Bellas is a Director and Shareholder of Loch Explorations Pty Ltd (Loch). Mr Bellas is a Director and Shareholder of AG Bellas Super Pty Ltd (Super)
Date of change	16 January 2025
No. of securities held prior to change	2,277,551 Ordinary shares (Indirect)(Loch) 185,782 Ordinary shares (Indirect)(Super) 135,995 Ordinary share (Direct) 109,749 Share rights (Direct)
Class	Ordinary shares
Number acquired	44,464 ordinary shares (Indirect/Super)
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.60 per share

+ See chapter 19 for defined terms.

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Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change	2,277,551 Ordinary shares (Indirect)(Loch) 230,246 Ordinary shares (Indirect)(Super) 135,995 Ordinary share (Direct) 109,749 Share rights (Direct)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in the SPP.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

+ See chapter 19 for defined terms.

Appendix 3Y Page 2 01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

EXHIBIT 99.3

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	Yes
If so, was prior written clearance provided to allow the trade to proceed during this period?	Yes
If prior written clearance was provided, on what date was this provided?	14 January 2025.

+ See chapter 19 for defined terms.

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